September 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	MEI Pharma, Inc.

Commission File Number: 000-50484

Preliminary Consent Revocation Materials

Ladies and Gentlemen:

On behalf of MEI Pharma, Inc., a Delaware corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary consent revocation statement and form of consent revocation card (the “Preliminary Consent Revocation Materials”).

On August 4, 2023, Anson Advisors Inc. and Cable Car Capital LLC (together with certain of their affiliates, “The Anson and Cable Car Group”) filed Amendment No. 1 to a preliminary consent solicitation statement with the U.S. Securities and Exchange Commission, soliciting written consents from the stockholders of the Company (i) to repeal certain provisions to the Fifth Amended and Restated By-Laws of the Company; and (ii) to remove, for cause, all of the current directors of the Company (the “Consent Solicitation”). The Company is filing the Preliminary Consent Revocation Materials because the Preliminary Consent Revocation Materials comment upon and reference The Anson and Cable Car Group’s Consent Solicitation.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release, on or about September 27, 2023, definitive consent revocation materials prior to sending to its stockholders a definitive consent revocation statement and form of consent revocation card. To accommodate the Company’s proposed timing for the release of definitive consent revocation materials, we would appreciate your prompt attention to the Preliminary Consent Revocation Materials. Please direct any communications concerning the Preliminary Consent Revocation Materials to the undersigned at (215) 963-5061 or justin.chairman@morganlewis.com or to my partner, Bryan S. Keighery, at (617) 341-7269 or bryan.keighery@morganlewis.com.

Very truly yours,

/s/ Justin W. Chairman
Justin W. Chairman

cc: MEI Pharma, Inc.